

Mail Stop 3720

October 17, 2017

Kevin P. Coyle
Chief Financial Officer
Cable One Inc.
210 E. Earll Drive,
Phoenix, Arizona 85012

>   **Re: Cable One Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-36863**

Dear Mr. Coyle:

We have reviewed your September 19, 2017 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your responses to these comments, we may have additional comments. Unless we note otherwise, our reference to the prior comment is to the comment in our August 29, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Critical Accounting Policies and Estimates – Page 46

Property, Plant and Equipment– Pages 48 - 49

1. We note your response to comment 1. Please address the following in regard to Installations:
   - Please confirm that you did not previously capitalize labor and related costs for activities related to routine provision of service to a new customer relationship in an existing geographic location and upgrades to individual service at an existing geographic location because it was not specifically identifiable. Also, please confirm that you began capitalizing such costs in 2017 because you are now able to specifically identify them.

- Please provide your accounting analysis regarding whether your expensing of costs for activities related to routine provision of service to a new customer relationship and upgrades to individual service at existing geographic locations represents an error in previously issued financial statements. Specifically address why your previous lack of ability to specifically identify such costs is an appropriate rationale to preclude capitalization under U.S. GAAP.
- Please tell us whether there are any other installation costs, activities, departments, personnel, or other items that you began capitalizing in 2017 but expensed in 2016 because you were unable to specifically identify such costs, or for any other reason.

2. Please address the following with respect to both Engineering and Design, and Technical and Project Management:
    - Please describe, in detail, how you prepared estimates to capitalize costs in prior periods and how the preparation of those estimates changed in 2017. Specifically address how you considered the completeness of populations eligible for capitalization when you prepared those estimates, including the types of costs, activities, individual projects, departments, personnel, etc. As part of your response, please discuss how and why the amount of costs being capitalized in 2017 is so much higher than in 2016 and provide specific examples.
    - Please tell us whether there are any types of costs, activities, individual projects, departments, personnel, or other items that you began capitalizing in 2017 but were not capitalized in 2016. For example, items that you did not capitalize previously because they were not specifically identifiable or because amounts estimated were not deemed reliable but are now being capitalized in 2017.
    - In your September 19, 2017 response under Engineering and Design on pg. 3 you state, "This allowed us to identify additional labor hours spent on activities for network implementation and deployment of new plant and upgrades as well as additional capitalizable activities for engineering and design." Please describe these additional activities, discuss why they were not capitalized previously, and why it is appropriate to capitalize them now. As part of your response, provide your accounting analysis as to whether capitalization in 2017 but expensing in prior periods is a change in accounting policy or an error in previously issued financial statements.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Adviser, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications